FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 17, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Press Release

2. Proxy Statement

Item 1

CELLCOM ISRAEL ANNOUNCES

FIRST QUARTER 2010 RESULTS

Cellcom Israel continues to present an increase in service revenues, operating income, EBITDA and EBITDA margin, despite the ongoing price erosions and growing competition;
EBITDA margin reached 40.4%; EBITDA1 up by 1.8%
Cellcom Israel declares a first quarter dividend of NIS 3.64 per share
(totals approx. NIS 360 million)

First Quarter 2010 Highlights (compared to the first quarter 20092):

▪	Total Revenues from services increased 3% to NIS 1,414 million ($381 million)

▪	Revenues from content and value added services (including SMS) increased 24.3%, reaching 17.8% of services revenues

▪	Total Revenues (including revenues from end-user equipment) increased 1.2% to NIS 1,580 million ($426 million)

▪	EBITDA increased 1.8% to NIS 638 million ($172 million); EBITDA margin 40.4%, up from 40.2%

▪	Operating income increased 4.6% to NIS 457 million ($123 million)

▪	Net income totaled NIS 314 million ($85 million), a 9% decrease, attributed to the increase in financing expenses, net

▪	Subscriber base increased approx. 21,000 during the first quarter, all post-paid subscribers; reaching approx. 3.313 million at the end of March 2010

▪	3G subscribers reached approx. 1.037 million at the end of March 2010, net addition of approx. 40,000 in the first quarter 2010

▪	The Company Declared first quarter dividend of NIS 3.64 per share

Netanya, Israel – May 17, 2010 – Cel lcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the first quarter of 2010. Revenues for the first quarter 2010 totaled NIS 1,580 million ($426 million); EBITDA for the first quarter 2010 totaled NIS 638 million ($172 million), or 40.4% of total revenues; and net income for the first quarter 2010 totaled NIS 314 million ($85 million). Basic earnings per share for the first quarter 2010 totaled NIS 3.18 ($0.86).

1 Please see "Use of Non-GAAP financial measures" section at the end of this press release.

2
Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for the first quarter 2009 was changed to reflect the retrospective application of that change.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "Cellcom Israel continues its strong performance in the first quarter of 2010 with sustained growth in service revenues, EBITDA, EBITDA margin, operating income and subscriber base.

While the cellular market in Israel is evolving, we have maintained our position as the cellular operator with the best financial performance in Israel and as market leader in terms of subscriber base as well as in total revenues. I believe this is a result of our strategy of focusing on cellular communications while being committed to delivering quality customer service.  Likewise, our ability to leverage our core business through new synergetic and growth opportunities while prudently managing expenses, further solidifies and supports our leading position and strong financial performance.

We are satisfied with the improvement in the growth rate of airtime minutes, which totaled 4.8% in the first quarter this year compared to 2.5% in the first quarter last year, as well as the service revenues growth, totaled 3% this quarter compared to 1.1% in the first quarter last year. Furthermore, in the first quarter 2010, we continued to expand our 3G subscriber base, reaching 1.037 million at the end of March 2010, representing 31.3% of our total subscriber base.

We operate in a heavily regulated industry and face an increasing number of proposed regulatory changes. The Israeli Ministry of Communications recently announced that it is considering a substantial decrease of interconnect tariffs among Israeli operators3. This proposed decrease follows other regulatory changes that are currently under its consideration. We intend to object to the decrease of interconnect tariffs as suggested, especially to the way it is implemented, which may have an adverse effect on the Company's results, and we plan to take measures to mitigate its impact.

We recently finalized the acquisition of the assets and operation of Dynamica, one of our major dealers, whose communications chain store will continue its operation as our wholly owned subsidiary while benefiting from the synergies between Dynamica’s operations and Cellcom Israel’s. I want to take this opportunity to welcome all Dynamica's managers and employees to Cellcom Israel's family. I look forward to working together in the future so that we can continue to provide our customers with quality service and advanced products and handsets."

Commenting on the change in the Company's VP of business customers, Mr. Shapira thanked the outgoing Mr. Poran on behalf of the Company's employees, management and shareholders for his term of office and loyal partnership and wished him success. With regard to the new VP, Mr. Shapira said: "Moty Caspy, one of the Company's top managers, has contributed greatly to the Company's success. We take great pride in appointing one of our own managers, who grew in the company, to the VP business customers position and wish Moty success in his new position."

3	See "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period", under "Regulation – Tariff Supervision", below, for additional details.

Yaacov Heen, Chief Financial Officer, commented: "We are very pleased with our results.  Despite the ongoing airtime price erosion resulting from the high market competition, we have seen a 3% rise in revenues from services.  Likewise, we have shown quarter over quarter growth in other key areas including a 4.6% increase in operating income, a 1.2% increase in total revenues, a 24.3% increase in content and value added services revenues and a 1.8% increase in EBITDA with EBITDA margin of 40.4%. In spite of the growth in these key performance indicators, we presented a 9% decrease in net income, which is fully attributed to the increase in our financing expenses, net. This quarter, we also continued to present a strong free cash flow, totaling NIS 387 million, which enable us to distribute a dividend of approximately NIS 360 million, representing approximately 115% of net income for the first quarter, to our shareholders.”

Main Financial and Performance Indicators*:

	Q1/2010	Q1/2009	% Change	Q1/2010	Q1/2009
	million NIS			million US$ (convenience translation)

Total Services revenues	1,414	1,373	3.0%	380.8	369.8
Revenues from content and value added services	251	202	24.3%	67.6	54.4
Handset and accessories revenues	166	188	(11.7%)	44.7	50.6
Total revenues	1,580	1,561	1.2%	425.5	420.4
Operating Income	457	437	4.6%	123.1	117.7
Net Income	314	345	(9.0%)	84.6	92.9
Free cash flow 1	387	393	(1.5%)	104.2	105.8
EBITDA	638	627	1.8%	171.8	168.9
EBITDA, as percent of Revenues	40.4%	40.2%	0.5%
Subscribers end of period (in thousands)	3,313	3,208	3.3%
Monthly ARPU	139.1	139.9	(0.6%)	37.5	37.7
Average Monthly MOU	328	323	1.6%

*
Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for the first quarter 2009 was changed to reflect the retrospective application of that change.

Financial Review

Revenues for the first quarter of 2010 totaled NIS 1,580 million ($426 million), a 1.2% increase compared to NIS 1,561 million ($420 million) in the first quarter last year. The increase in revenues resulted from an increase in revenues from services, reaching NIS 1,414 million ($381 million) in the first quarter of 2010, up from NIS 1,373 million ($370 million) in the first quarter last year. The higher service revenues resulted mainly from an increase of approximately 24% in content and value added services (including SMS) revenues in the first quarter 2010, compared to the first quarter last year. Revenues from content and value added services reached NIS 251 million ($68 million), or 17.8% of service revenues. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues. These increases were partially offset by the ongoing airtime price erosion. The increase in service revenues was partially offset by a 11.7% decrease in handset and accessories’ revenues, from NIS 188 million ($51 million) in the first quarter last year, to NIS 166 million ($45 million) in the first quarter 2010, due to a decrease in the average handset sale price and in the number of handsets sold in the first quarter 2010 compared to the first quarter last year, resulted from a different mix of marketing activities in these two quarters.

Cost of revenues for the first quarter of 2010 totaled NIS 801 million ($216 million), a 1.2% decrease from NIS 811 million ($218 million) in the first quarter last year. This decline primarily follows the lower handset costs resulting from a decrease in the number of handsets sold during the first quarter of 2010 compared to the first quarter last year, due to a different mix of marketing activities in these two quarters. The decline in cost of revenues also resulted from an increased efficiency in the cost of content and value added services, lower depreciation expenses, as well as a decrease in royalties to the Ministry of Communications resulting from a decline in the royalties' rate. These decreases were partially offset by an increase in total interconnect fees due to a quantitative increase in the number of outgoing calls completed in other operators' networks.

Gross profit for the first quarter of 2010 increased 3.9% reaching NIS 779 million ($210 million), compared to NIS 750 million ($202 million) in the first quarter of 2009. Gross profit margin for the first quarter 2010 increased to 49.3% from 48% in the first quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2010 totaled NIS 322 million ($87 million), compared to NIS 311 million ($84 million) in the first quarter last year. The increase in SG&A Expenses resulted mainly from an increase in payroll expenses primarily attributed to an increase in the Company's sales and customer service force.

Operating income for the first quarter 2010 increased 4.6%, reaching NIS 457 million ($123 million), compared to NIS 437 million ($118 million) in the first quarter last year.

EBITDA for the first quarter 2010 increased 1.8%, reaching NIS 638 million ($172 million), compared to NIS 627 million ($169 million) in the first quarter of 2009. EBITDA as a percent of total revenues, reached 40.4% compared to 40.2% in the first quarter last year.

Financing expenses, net for the first quarter 2010 totaled NIS 36 million ($10 million), compared to financing income net of NIS 28 million ($8 million) in the first quarter last year. This change resulted from three main elements: (1) a loss from currency hedging transactions due to an appreciation of 1.6% of the NIS against the US dollar in the first quarter of 2010, compared to a gain from currency hedging transactions in the first quarter last year due to a depreciation of 10.2% of the NIS against the US dollar in the first quarter last year; (2) a loss from the Israeli Consumer Price Index (CPI) hedging transactions in the first quarter 2010 resulting mainly from a deflation of 0.9% in the first quarter this year, compared to a gain from CPI hedging transactions in the first quarter last year; and (3) increased interest expenses, associated with the Company's debentures, due to the increased debt level. These three impacts were partially offset by an increased income from linkage to the CPI, associated with the Company's debentures, due to the higher deflation in the first quarter of 2010 compared to the first quarter last year, as well as from income from foreign currency differences relating to trade payables balances in the first quarter 2010, compared to expenses from foreign currency differences in the first quarter last year, following the changes in the NIS/US dollar exchange rate.

Net Income for the first quarter 2010 totaled NIS 314 million ($85 million), compared to NIS 345 million ($93 million) in the first quarter last year. This decrease resulted from the higher financing expenses.  Basic earnings per share for the first quarter 2010 totaled NIS 3.18 ($0.86), compared to NIS 3.51 ($0.95) in the first quarter 2009.

Operating Review

New Subscribers – at the end of March 2010 the Company had approximately 3.313 million subscribers. During the first quarter of 2010 the Company added approximately 21,000 net new subscribers, all of them post-paid subscribers.

In the first quarter of 2010, the Company added approximately 40,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 1.037 million 3G subscribers at the end of March 2010, representing 31.3% of the Company’s total subscriber base, an increase from the 26% 3G subscribers represented of total subscribers at the end of March 2009.

The Churn Rate in the first quarter 2010 was 5.4%, compared to 5.0% in the first quarter last year. The churn for both quarters was primarily impacted by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the first quarter 2010 totaled 328 minutes, compared to 323 minutes in the first quarter 2009, an increase of 1.6%.

The monthly Average Revenue per User (ARPU) for the first quarter 2010 decreased 0.6% and totaled NIS 139.1 ($37.5), compared to NIS 139.9 ($37.7) in the first quarter last year.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2010 totaled NIS 387 million ($104 million), compared to NIS 393 million ($106 million) generated in the first quarter of 2009. The decrease in free cash flow resulted mainly from payments for derivative hedging transactions and other derivative transactions in the first quarter of 2010, compared to proceeds received from such transactions in the first quarter last year.

Shareholders' Equity

Shareholders' Equity as of March 31, 2010 amounted to NIS 430 million ($116 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the first quarter 2010, the Company invested NIS 137 million ($37 million) in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 114 million ($31 million) in the first quarter 2009.

Dividend

On May 16, 2010, the Company's board of directors declared a cash dividend in the amount of NIS 3.64 per share, and in the aggregate amount of approximately NIS 360 million (the equivalent of approximately $0.97 per share and approximately $96 million in the aggregate, based on the representative rate of exchange on May 13, 2010; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on June 7, 2010), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on May 27, 2010. The payment date will be June 9, 2010. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the first quarter of 2010 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2009 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the first quarter of 2010 and subsequent to the end of the reporting period

Regulation – Tariff Supervision

In May 2010, following the previously reported examination conducted by the Israeli Ministry of Communications, or MOC, regarding interconnect tariffs payable by cellular operators, the MOC announced it is considering  changes to the Israeli regulations which set interconnect tariffs among Israeli operators, as follows:

•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0414 per minute from August 1, 2010; to NIS 0.0354 per minute from January 1, 2011; to 0.0311 per minute from January 1, 2012; to NIS 0.0280 per minute from January 1, 2013; and to NIS 0.0257 as of January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0019 from August 1, 2010; to NIS 0.0017 from January 1, 2011; to NIS 0.0016 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

•
the tariffs do not include VAT will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the preceding year against the Israeli CPI published in January 2010.

The Company and the other cellular operators may respond to the proposed changes within 30 days, at which time the MOC is expected to make a final determination. The Company can not assess at this stage the ultimate outcome of the hearing and what the final maximum tariffs will be, but it is reviewing its possible effect on its results of operations. If the changes as currently proposed are adopted, then, absent any efforts to mitigate the expected loss of revenues, the currently proposed changes are expected to have a monthly adverse effect estimated at this stage to amount to approximately NIS 35 million on the Company's EBITDA and approximately NIS 25 million on the Company's net income, from August 2010. Additionally, such proposed changes may have additional effects, such as on the volumes of outgoing and incoming calls to cellular networks, and facilitation of MVNOs' entry to the market, all of which may have a material adverse effect on the Company's results of operations. The Company intends to take measures to mitigate as much as possible expected adverse effects of such proposed changes, through revenue enhancement as well as cost reduction. The Company cannot estimate at this stage the actual effects of the changes, if adopted.  The Company intends to object strongly to the proposed changes but cannot predict the ultimate outcome of such objections.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations” and “we face intense competition in all aspects of our business”, as well as under “Item 4. Information on the Company – B. Business Overview – Competition”, “Government Regulations –Tariff Supervision” and “Mobile Virtual Network Operator”.

Forward Looking Statement - The information above contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  Said forward-looking statements, relating to the reduction of interconnect tariffs and its influence on the Company's results of operations, are subject to uncertainties and assumptions about the outcome of the aforesaid hearing and the Company's ability to mitigate the expected lost revenues.  The Company's ability to mitigate the expected lost revenues could lead to materially different outcome than that set forth above.

Cell sites

Following the previously reported opinion of the Israeli Attorney General, on March 2010 the Israeli Ministry of Interior Affairs submitted drat regulations, setting the conditions for the application of the exemption from the requirement to obtain a building permit for radio access devices, for the approval of the Economy Committee of the Israeli Parliament. The draft regulations include substantial limitations on the ability to construct radio access devices based on such exemption, including a limitation of the number of such radio access devices to 5% of the total number of cell sites constructed or to be constructed with a building permit in a certain area during a certain period, and to circumstances in which a request for a building permit for the radio access device was filed and no resolution has been granted within the timeframe set in the regulations. For additional details see the Company's most recent annual report for the year ended December 31,2009 on Form 20-F, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction –Site Licensing”.

Change of VP business customers

In April 2010, the Company announced on change of VP business customers. Mr. Refael Poran, will be leaving his office as the Company's vice president of business customers. Mr. Moty Caspy was appointed by the Company's board of directors as the Company's vice president of business customers, effective May 1, 2010. Mr. Poran will continue to serve in office until Mr. Caspy assumes his responsibilities. For additional details see the Company's immediate reports (on Form 6-K) dated April 15, 2010 and April 29, 2010.

Conference Call Details

The Company will be hosting a conference call on Monday, May 17, 2010 at 9:00 am ET, 6:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0685	International Dial-in Number: +972 3 918 0685

at: 09:00 am ET; 06:00 am PT; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.313 million subscribers (as at March 31, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2009.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.713 = US$ 1 as published by the Bank of Israel on March 31, 2010.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in marketable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Financial position

		Convenience
		translation
		into US dollar
	March 31,	March 31,	March 31,	December 31,
	2010	2010	*2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	618	166	152	903
Current investments, including derivatives	383	103	72	272
Trade receivables	1,554	419	1,518	1,579
Other receivables	71	19	66	63
Inventory	134	36	128	149

Total current assets	2,760	743	1,936	2,966

Trade and other receivables	584	157	612	606
Property, plant and equipment, net	2,060	555	2,100	2,096
Intangible assets, net	704	190	728	711

Total non- current assets	3,348	902	3,440	3,413

Total assets	6,108	1,645	5,376	6,379

Liabilities
Debentures current maturities	344	93	327	350
Trade payables and accrued expenses	718	193	686	806
Current tax liabilities	83	22	120	67
Provisions	87	24	52	84
Other current liabilities, including derivatives	364	98	318	405

Total current liabilities	1,596	430	1,503	1,712

Debentures	3,983	1,073	3,213	4,185
Provisions	17	4	18	16
Other long-term liabilities	1	-	-	1
Deferred taxes	81	22	158	91

Total non- current liabilities	4,082	1,099	3,389	4,293

Total liabilities	5,678	1,529	4,892	6,005

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(24)	(6)	8	(23)
Retained earnings	453	122	475	396

Total shareholders’ equity	430	116	484	374

Total liabilities and shareholders’ equity	6,108	1,645	5,376	6,379

(*)   Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2010	2010	*2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,580	426	1,561	6,483
Cost of revenues	801	216	811	3,333

Gross profit	779	210	750	3,150

Selling and marketing expenses	163	44	157	716
General and administrative expenses	159	43	154	660
Other (income) expenses, net	-	-	2	6

Operating income	457	123	437	1,768

Financing income	23	6	60	151
Financing expenses	(59)	(16)	(32)	(370)
Financing costs, net	(36)	(10)	28	(219)

Income before income tax	421	113	465	1,549
Income tax	107	28	120	367

Net income	314	85	345	1,182

Earnings per share
Basic earnings per share in NIS	3.18	0.86	3.51	12.01

Diluted earnings per share in NIS	3.16	0.85	3.48	11.90

(*)   Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Three-month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2010	2010	*2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	314	85	345	1,182
Adjustments for:
Depreciation and Amortization	181	49	188	755
Share based payments	-	-	-	1
Loss (gain) on sale of assets	-	-	2	6
Income tax expense	107	28	120	367
Financial (income) expenses, net	36	10	(28)	219

Changes in operating assets and liabilities:
Changes in inventories	(5)	(1)	(25)	(105)
Changes in trade receivables (including long- term amounts)	76	20	(39)	(69)
Changes in other receivables (including long- term amounts)	(25)	(7)	(25)	2
Changes in trade payables and accrued expenses	(34)	(9)	66	152
Changes in other liabilities (including long-term amounts)	6	1	9	(4)
Proceeds (Payments) for derivative hedging contracts, net	(5)	(1)	5	21
Income tax paid	(100)	(27)	(90)	(447)
Net cash from operating activities	551	148	528	2,080

Cash flows from investing activities
Acquisition of property, plant, and equipment	(105)	(28)	(112)	(404)
Acquisition of intangible assets	(58)	(16)	(47)	(173)
Change in current investments, net	(138)	(37)	-	(212)
Proceeds (payments) for other derivative contracts, net	(5)	(1)	** 24	** 8
Proceeds from sales of property, plant and equipment	1	-	-	2
Interest received	3	1	-	5
Net cash used in investing activities	(302)	(81)	(135)	(774)

(*)   Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"
(**) Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Three-month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative contracts, net	13	3	4	33
Proceeds (Payments) for short term borrowings	(3)	(1)	-	8
Repayment of debentures	(171)	(46)	(164)	(332)
Proceeds from issuance of debentures, net of issuance costs	-	-	-	989
Dividend paid	(256)	(69)	(270)	(1,186)
Interest paid	(117)	(31)	(86)	(190)

Net cash used in financing activities	(534)	(144)	(516)	(678)

Changes in cash and cash equivalents	(285)	(77)	(123)	628

Balance of cash and cash equivalents at beginning of the period	903	243	275	275

Balance of cash and cash equivalents at end of the period	618	166	152	903

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2010 NIS millions (Unaudited)	Convenience translation into US dollar 2010 US$ millions (Unaudited)	2009 NIS millions (Unaudited)	2009 NIS millions (Audited)
Net income	314	85	345	1,182
Income taxes	107	28	120	367
Financing income	(23)	(6)	(60)	(151)
Financing expenses	59	16	32	370
Other expenses (income)	-	-	2	6
Depreciation and amortization	181	49	188	755
EBITDA	638	172	627	2,529

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2010 NIS millions (Unaudited)	Convenience translation into US dollar 2010 US$ millions (Unaudited)	2009 NIS millions (Unaudited)	2009 NIS millions (Audited)
Cash flows from operating activities	551	148	528	2,080
Cash flows from investing activities	(302)	(81)	(135)	(774)
short-term Investment in marketable debentures	138	37	-	212
Free Cash Flow	387	104	393	1,518

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at March 31, 2010 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2010

Contents
Page

Condensed Consolidated Interim Statements of Financial position	3

Condensed Consolidated Interim Statements of Income	4

Condensed Consolidated Interim Statements of Comprehensive Income	5

Condensed Consolidated Interim Statements of Changes in shareholders' equity	6

Condensed Consolidated Interim Statements of Cash Flows	7

Condensed notes to the Interim Consolidated Financial Statements	9

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

	March 31, 2010	Convenience translation into US dollar (Note 2D) March 31, 2010	March 31, *2009	December 31, 2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	618	166	152	903
Current investments, including derivatives	383	103	72	272
Trade receivables	1,554	419	1,518	1,579
Other receivables	71	19	66	63
Inventory	134	36	128	149

Total current assets	2,760	743	1,936	2,966

Trade and other receivables	584	157	612	606
Property, plant and equipment, net	2,060	555	2,100	2,096
Intangible assets, net	704	190	728	711

Total non- current assets	3,348	902	3,440	3,413

Total assets	6,108	1,645	5,376	6,379

Liabilities
Debentures current maturities	344	93	327	350
Trade payables and accrued expenses	718	193	686	806
Current tax liabilities	83	22	120	67
Provisions	87	24	52	84
Other current liabilities, including derivatives	364	98	318	405

Total current liabilities	1,596	430	1,503	1,712

Debentures	3,983	1,073	3,213	4,185
Provisions	17	4	18	16
Other long-term liabilities	1	-	-	1
Deferred taxes	81	22	158	91

Total non- current liabilities	4,082	1,099	3,389	4,293

Total liabilities	5,678	1,529	4,892	6,005

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(24)	(6)	8	(23)
Retained earnings	453	122	475	396

Total shareholders’ equity	430	116	484	374

Total liabilities and shareholders’ equity	6,108	1,645	5,376	6,379

(*) Retrospective application due to accounting policy change – see note 2H

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	Three- month period ended March 31,			Year ended December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2010	2010	*2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,580	426	1,561	6,483
Cost of revenues	801	216	811	3,333

Gross profit	779	210	750	3,150

Selling and marketing expenses	163	44	157	716
General and administrative expenses	159	43	154	660
Other expenses, net	-	-	2	6

Operating income	457	123	437	1,768

Financing income	23	6	60	151
Financing expenses	(59)	(16)	(32)	(370)
Financing income (expenses), net	(36)	(10)	28	(219)

Income before income tax	421	113	465	1,549
Income tax	107	28	120	367

Net income	314	85	345	1,182

Earnings per share
Basic earnings per share in NIS	3.18	0.86	3.51	12.01

Diluted earnings per share in NIS	3.16	0.85	3.48	11.90

 (*) Retrospective application due to accounting policy change – see note 2H

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Three- month period ended March 31,			Year ended December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2010	2010	*2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	3	1	(1)	(14)
Changes in fair value of cash flow hedges	(3)	(1)	20	(2)
Income tax on other comprehensive income	(1)	-	-	4

Other comprehensive income, net of income tax	(1)	-	19	(12)

Net income for the period	314	85	345	1,182

Total comprehensive income for the period	313	85	364	1,170

(*) Retrospective application due to accounting policy change – see note 2H

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended March 31, 2010 (Unaudited)
Balance as of January 1, 2010 (Audited)	1	(23)	396	374	100
Comprehensive income for the period	-	(1)	314	313	85
Cash dividend paid	-	-	(257)	(257)	(69)
Balance as of March 31, 2010 (Unaudited)	1	(24)	453	430	116

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the three-month period ended March 31, 2009 (Unaudited)
Balance as of January 1, 2009 (Audited)*	1	(11)	400	390
Comprehensive income for the period*	-	19	345	364
Cash dividend paid	-	-	(270)	(270)
Balance as of March 31, 2009 (Unaudited)	1	8	475	484

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2009 (Audited)
Balance as of January 1, 2009 (Audited)*	1	(11)	400	390
Comprehensive income for the period	-	(12)	1,182	1,170
Share based payments	-	-	1	1
Cash dividend paid	-	-	(1,187)	(1,187)
Balance as of December 31, 2009 (Audited)	1	(23)	396	374

(*) Retrospective application due to accounting policy change – see note 2H

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2010	2010	*2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	314	85	345	1,182
Adjustments for:
Depreciation and Amortization	181	49	188	755
Share based payments	-	-	-	1
Loss (gain) on sale of assets	-	-	2	6
Income tax expense	107	28	120	367
Financial (income) expenses, net	36	10	(28)	219

Changes in operating assets and liabilities:
Changes in inventories	(5)	(1)	(25)	(105)
Changes in trade receivables (including long- term amounts)	76	20	(39)	(69)
Changes in other receivables (including long- term amounts)	(25)	(7)	(25)	2
Changes in trade payables and accrued expenses	(34)	(9)	66	152
Changes in other liabilities (including long-term amounts)	6	1	9	(4)
Proceeds (Payments) for derivative hedging contracts, net	(5)	(1)	5	21
Income tax paid	(100)	(27)	(90)	(447)
Net cash from operating activities	551	148	528	2,080

Cash flows from investing activities
Acquisition of property, plant, and equipment	(105)	(28)	(112)	(404)
Acquisition of intangible assets	(58)	(16)	(47)	(173)
Change in current investments, net	(138)	(37)	-	(212)
Proceeds (payments) for other derivative contracts, net	(5)	(1)	**24	**8
Proceeds from sales of property, plant and equipment	1	-	-	2
Interest received	3	1	-	5
Net cash used in investing activities	(302)	(81)	(135)	(774)

(*) Retrospective application due to accounting policy change – see note 2H
(**) Reclassified – see note 2G

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience
		translation
		into US dollar
		(Note 2D)
	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative contracts, net	13	3	4	33
Proceeds (Payments) for short term borrowings	(3)	(1)	-	8
Repayment of debentures	(171)	(46)	(164)	(332)
Proceeds from issuance of debentures, net of issuance costs	-	-	-	989
Dividend paid	(256)	(69)	(270)	(1,186)
Interest paid	(117)	(31)	(86)	(190)

Net cash used in financing activities	(534)	(144)	(516)	(678)

Changes in cash and cash equivalents	(285)	(77)	(123)	628

Balance of cash and cash equivalents at beginning of
the period	903	243	275	275
Balance of cash and cash equivalents at end of
the period	618	166	152	903

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2010 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of the IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2009.

These condensed consolidated financial statements were approved by the Board of Directors on May 16, 2010.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of March 31, 2010, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2010 (NIS 3.713 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2009.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$		Consumer Price Index (points)

As of March 31, 2010	3.713		204.4
As of March 31, 2009	4.188		198.2
As of December 31, 2009	3.775		206.2

Increase (decrease) during the period:

Three months ended March 31, 2010	(1.6%	)	(0.9%	)
Three months ended March 31, 2009	10.2%		(0.1%	)
Year ended December 31, 2009	(0.7%	)	3.9%

G.
The company reclassified proceeds (payments) for other derivative contracts, net from cash flows from operating activities to cash flows from investing activities in the consolidated statements of cash flows for all periods presented.

H.	Change in accounting policy

In June 2009, the Company changed its accounting policy with respect to recognizing losses from subsidized equipment sold together with a fixed-term service contract that include minimum guaranteed revenue. The Company’s accounting policy prior to the adoption of the accounting policy change was to recognize losses from the sale of equipment upon delivery of the equipment to the subscriber. The Company’s new accounting policy with respect to such transactions is to capitalize such losses as long as the flow of the economic benefits from the fixed-term service contract is considered enforceable. Such losses are capitalized as intangible assets and amortized using the straight line method over an 18 month period that represents the expected life of the relationship with the subscriber which is not longer than their minimum enforceable period. The Company believes that the new accounting policy better reflects the subscriber acquisition cost and the benefits derived from the subscriber and providing more relevant information regarding the results of operations of the Company. The accounting policy change was retroactively applied to all reported periods.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

Presented hereunder is the effect of the retrospective application on the relevant items:

(1)	Effect on the condensed consolidated interim statement of financial position

March 31, 2009
NIS millions

Intangible assets, net prior to the accounting policy change	665
Effect of retrospective application	63
Intangible assets, net after retrospective application	728

Current tax liabilities prior to the accounting policy change	102
Effect of retrospective application	18
Current tax liabilities after retrospective application	120

Retained earnings prior to the accounting policy change	430
Effect of retrospective application	45
Retained earnings after retrospective application	475

(2)	Effect on condensed consolidated interim statement of income and on condensed consolidated interim statement of comprehensive income

Three-month period ended
March 31, 2009
NIS millions

Cost of revenues prior to the accounting policy change	806
Effect of retrospective application	5
Cost of revenues after retrospective application	811

Income tax prior to the accounting policy change	122
Effect of retrospective application	(2)
Income tax after retrospective application	120

Net income prior to the accounting policy change	348
Effect of retrospective application	(3)
Net income for the period after retrospective application	345

Basic earnings (loss) per share (in NIS) prior to the accounting policy change	3.54
Effect of retrospective application	(0.03)
Basic earnings (loss) per share (in NIS) after retrospective application	3.51

Diluted earnings (loss) per share (in NIS) prior to the accounting policy change	3.51
Effect of retrospective application	(0.03)
Diluted earnings (loss) per share (in NIS) after retrospective application	3.48

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

(3)
The accounting policy change had a zero net effect on the cash flows from operating activities, and no effect on cash flows used in investing and financing activities in the condensed consolidated interim statements of cash flows for the three months ended March 31, 2009.

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these condensed interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2009, except for those mentioned in Note 3A.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	First adoption of new standards and interpretations

1.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised (hereinafter - the Standards). The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards are applied prospectively to business combinations starting, January 1, 2010.

2.
Amendment to IAS 17, Leases – Classification of leases of land and buildings (hereinafter – the Amendment) – In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life. The Amendment is applied retrospectively starting, January 1, 2010. The amendment has no material impact on the Company's financial statements.

3.
As from January 1, 2010 the Company early adopted the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of annual improvements to IFRSs 2010, pursuant to which the Company presents in the statement of changes in equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, other comprehensive income, and transactions with the owners in their capacity as owners. The Company provides disclosure for the said reconciliation with separate disclosure for each change resulting from each component of other comprehensive income as part of the notes to the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Shareholders' Equity

On March 31, 2010, the Company paid a cash dividend in the amount of NIS 2.60 per share, totaling approximately NIS 257 million.

On May 16, 2010, subsequent to the end of the reporting period, the Company’s Board of Directors declared a cash dividend in the amount of NIS 3.64 per share, totaling approximately NIS 360 million, to be paid on June 9, 2010, to the shareholders of the Company of record at the end of the trading day in the NYSE on May 27, 2010.

Note 5 - Contingent Liabilities

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties. Described hereunder new lawsuits filed during the period or updates of lawsuits presented in 2009 annual financial statements:

1.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company's outgoing call tariffs on the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, pursuant to the appeal, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million. In January 2010, the District Court accepted the Company's defense of limitations for the period prior to March 1999. The Company cannot quantify which portion of the claim was dismissed following that decision. The plaintiff appealed the decision to the Supreme court.

2.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice. In January 2009, an appeal was filed with the Supreme Court challenging the dismissal. In May 2010, subsequent to the end of the reporting period, the Supreme Court dismissed the appeal following its withdrawal by the appellants at the recommendation of the Supreme Court. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs to be NIS 1.6 billion.

3.
In February 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with amounts the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. In April 2010, subsequent to the end of the reporting period, the court approved the settlement submitted by the parties, by which the lawsuit is approved as a class action and the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Contingent Liabilities (cont'd)

Company returns a certain amount which it considers to be insignificant to its subscribers for the dismissal of the lawsuit. The amount originally claimed, was estimated by the plaintiffs to be approximately NIS 43 million.

4.
In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. In August 2009, the request to try the lawsuit as a class action was approved in relation to an allegation that the Company breached the agreements with its subscribers by charging them for the service it previously provided free of charge, without obtaining their consent. The Company appealed the decision. In May 2010, subsequent to the end of the reporting period, the Israeli Supreme Court did not accept its appeal on a decision to approve the motion to certify the  lawsuit as class action, for reasons not related to the merits of the matter, and the lawsuit will continue to be tried in the District Court as class action in relation to such allegation. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

5.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and unlawfully charges its subscribers for a certain automatic call completion service, even if not used. In April 2010, subsequent to the end of the reporting period, the motion for certification as class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be approximately NIS 179.

6.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. In June 2009, with the consent of the plaintiff, the chief executive officer and the directors were removed from the list of defendants. In April 2010, subsequent to the end of the reporting period, the purported class action was dismissed without prejudice, following the request of the plaintiff and the Company's agreement to donate a certain insignificant amount to worthy causes. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 800 million.

7.
In November 2009, a purported class action lawsuit was filed against the Company, two other cellular operators and the Minister of Communications, in the District Court of Jerusalem, by four plaintiffs alleging to be subscribers of the two other cellular operators in connection with an allegation that the defendant cellular operators unlawfully discriminated against non orthodox customers by offering them less favorable prices and terms. In February 2010, the motion for certification as a class action was dismissed in limine. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be approximately NIS 900 million, without specifying the amount attributed to the Company individually.

8.
In March 2010, a purported class action lawsuit was filed against the Company and another cellular operator, in the District Court of Tel-Aviv-Jaffa by two plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants breached their license by failing to purchase insurance against monetary liability which the defendants may

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Contingent Liabilities (cont'd)

suffer due to bodily damages that allegedly may be caused by cellular radiation. The plaintiffs request the court to award compensation in an amount equal to the insurance premiums allegedly payable for insuring such liability (estimated by the plaintiffs to be NIS 300 million per year per defendant) for the past seven years and to order the defendants to purchase such insurance coverage in the future. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 4.2 billion, out of which NIS 2.1 billion is attributed to the Company.

Note 6 - Subsequent Events

1.
In April 2010, subsequent to the end of the reporting period, the Company concluded the purchase of one of its dealers' operation. The transaction did not have a material impact on the presentation of the result of operations and financial position.

2.
In May 2010, subsequent to the end of the reporting period, the Israeli Ministry of Communications, or MOC, announced it is considering  changes to the Israeli regulations which set interconnect tariffs among Israeli operators, as follows:

•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0414 per minute from August 1, 2010; to NIS 0.0354 per minute from January 1, 2011; to 0.0311 per minute from January 1, 2012; to NIS 0.0280 per minute from January 1, 2013; and to NIS 0.0257 as of January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0019 from August 1, 2010; to NIS 0.0017 from January 1, 2011; to NIS 0.0016 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

•
the tariffs do not include VAT will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the preceding year against the Israeli CPI published in January 2010.

The Company and the other cellular operators may respond to the proposed changes within 30 days, at which time the MOC is expected to make a final determination. The Company can not assess at this stage the ultimate outcome of the hearing and what the final maximum tariffs will be, but it is reviewing its possible effect on its results of operations. If the changes as currently proposed are adopted, then, absent any efforts to mitigate the expected loss of revenues, the currently proposed changes are expected to have a monthly adverse effect estimated at this stage to amount to approximately NIS 25 million on the Company's net income, commencing August 2010. The Company intends to take measures to mitigate as much as possible the expected adverse effects of such proposed changes. The Company's ability to mitigate the expected lost revenues could lead to materially different outcome than that set forth above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 17, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel